Exhibit 99.1
eTelecare Signs Agreement With Mobile Email Provider
Scottsdale, Ariz. — March 12, 2009 — eTelecare Global Solutions (PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, has signed an agreement with Peek, creator of the world’s first email-only mobile device. Under the agreement, eTelecare will provide customer care, technical support and inbound sales services to Peek’s rapidly growing customer base. Services will be delivered by email, chat and voice from one of eTelecare’s U.S. delivery centers.
“In Peek we have created a remarkably simple pocketsize device that offers straightforward and inexpensive mobile email,” said Amol Sarva, Peek co-founder and CEO. “We believe the market for Peek is huge given the number of people who crave simplicity, not typically found in all-in-one smartphones.”
“Our goal is to achieve the very best in customer satisfaction,” added Sarva. “eTelecare, with its wealth of experience in providing a full spectrum of customer interaction services, will be instrumental in helping us achieve our goal. By partnering with eTelecare we are ensuring that the entire Peek customer experience — from the initial sale to after-market support — is outstanding.”
“We are pleased to be able to help this innovative client achieve its high-quality customer experience and significant growth goals,” said John Harris, President and CEO of eTelecare. “eTelecare’s portfolio of process-driven service offerings deliver real and quantifiable value for our clients. Our deep domain knowledge developed through years of relevant experience, especially in the communications sector, allows us to customize solutions that fulfill each client’s needs.”
For Peek, eTelecare has implemented a multi-channel, integrated customer relationship management (CRM) solution complete with comprehensive knowledge management, email and chat support services.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore

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locations. Services are provided from delivery centers in the Philippines, United States, Nicaragua, and South Africa. Additional information is available at www.etelecare.com.
About Peek
Since their launch in September 2008, Peek remains a leading handheld messaging device. Peek is a smart, simple, stylish way to stay connected on-the-go. This $49 handheld mobile device continues to win many prestigious awards, including WIRED and Time Magazine’s “Gadget of the Year.” Peeks lets consumers stay connected with unlimited email and texting. Peek can be found in Target stores nationwide, Amazon, Costco.com and www.getpeek.com.

Contact:
eTelecare Global Solutions
North America	Philippines
Mark Skoog	Ruby Pauron
480-707-5414	63 917 533 1926

Peek
Kim Bardakian
kim@getpeek.com
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